March 19, 2009

Securities and Exchange Commission
Perry J. Hindin, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549-3628
work--(202) 551-3444
work fax--(202) 772-9203
hindinp@sec.gov

RE: Comments on your Feb. 23, 2009 letter faxed to me

Concerning: File No. File No. 001-08957

Attachments: EN and EM

Via EDGAR and fax to 202-772-9203

Dear Mr. Hindin:

Here are my comments and feedback on the items you listed in regard to the revised Preliminary Proxy Statement I filed on Feb. 18, 2009 on behalf of the 2009 AAG CHALLENGER candidates.

General

1. Please see below ATTACHMENT EN " NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS". This is what we used last year (I changed dates and other applicable info). Please advise if this wording is not satisfactory. Ex-SECer Michael Pressman helped us with this. He was not totally satisfied, however, but never expressed exactly how we screwed up, so there might be a problem here or there. We were the first ones in the country, I believe, to utilize this new rule, so everyone was still learning.

2. We are aware of the requirements of Rule 14a-12(b). We assert we have not yet begun our solicitation pending a review of our proxy materials by the SEC's staff of the Division of Corporation Finance. Indeed, we may still withdraw from this SEC review and solicit ten or fewer stockholders –– where it is our understanding that no challenger proxy statement or ballot card are required. To this point, we consider this a courtesy as we try and make Internet solicitations easier and more affordable to better hold all management teams accountable to their owners, which includes all U.S. citizens.

We are in the process of procuring a unique URL, which will be specific to the Alaska Air campaign. When targeted stockholders access www.votepal.com, a pop-up will appear like an advertisement text box. In this text box will be a link to the specific URL, which will contain the proxy statement for our challenge at Alaska Air. Our ballot card will appear at the very end.

3. We now know that there will be nine seats up for election at the AAG at the May 19, 2009 meeting. Since we have only five candidates running, we will revise to prominently disclose that shareholders who grant us a proxy will be disenfranchised with respect to the other slots for which we have not named nominees. However, stockholders are free to access the company's proxy materials and write by hand on our ballot card the names of other company incumbents if they choose to. I would think it would be hard for an Inspector of Elections not to accept these instructions (if he completes his sworn duty properly).

4. Reference reply above. We will not ask for any proxy authority to vote for the election of any person to any office not named in our proxy statement.

5. Since the proposals are in our proxy statement, we will remove the sentence "For further information, see www.votepal.com" from the copy of all our proposals. By the way, we have received the permission of Mr. John Chevedden to solicit on behalf of his proposal No. 4 "Special Shareowners Meetings."

6. I will remove the reference to "SEC-Qualified" candidates. I know that the staff of the SEC can't endorse any particular corporate candidate, and you must remain neutral. I apologize for my error.

7. We plan to wait until the AAG goes definitive with yours and Tina Chalk's review before we mail our NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS to our targeted stockholders.

8. On our next revised proxy statement will include information to fill in most of our blanks. Obviously, you will need time to review the data, but we ask that you be timely, because without time to solicit this whole exercise is moot and the incumbents win based on too little time for challengers to campaign before the May 19 meeting.

9. We will state the approximate date on which our proxy statement/card will be first provided to targeted stockholders.

10. We will disclose in par. 2 on page 13 regarding the potential for utilizing the courts to enforce the binding nature of certain of our proposals.

11. We will drop the stated assertion that the AAG has "under performed its peers over one-year, three-year and five-year periods", which appears in stockholder Terry Dayton's Cumulative Voting proposal.

Form of Proxy Card

12. I thought I was pretty careful about putting "Preliminary" everywhere. I do have "Definitive" in a few places, where applicable when referring to "when we go Definitive." But I'll double check again.

13. Now that the AAG has published their prelim, we'll renumber our proposals according to their schedule.

Closing Comments

Please see Attachment Em appended below.

I will file our second revised preliminary proxy statement to correct the deficiencies you outlined in your review letter. I will underline additions, and [bracket deletions] so both you and ALK stockholders can see the editing process if they choose to. I hopefully will file by next Monday, March 23.

Thanks again for your help and the Staff's guidance. If you have any further questions or concerns, please contact Richard or myself.

Sincerely,

/s/

Steve Nieman
15204 NE 181st Loop
Brush Prairie, WA 98606
stevenieman@mac.com || home (360) 687-3187 || fax: (360) 666-6483 || mobile (360) 904-2926

cc: Richard Foley

ATTACHMENT EM

I, Steve Nieman, as the person making the disclosures regarding our potential challenge at Alaska Air Group, Inc., do acknowledge and swear that:

  I am the person responsible for the adequacy and accuracy of the disclosures in these filings
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the U.S.

ATTACHMENT EN

Date _____________________

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the Shareholders of Alaska Air Group, Inc. regarding their Shareholder Meeting to Be Held on May 19, 2009

This is only an overview of the more complete proxy materials that will appear on the Internet website at www.votepal.com  and you may call toll free to 1-886-286-8387 or 1-866-2-VOTEUS.

If you want a paper or e-mail copy of these materials, you must request a copy.

We encourage you to access and review all of the important information contained in the proxy materials before voting.  Please make your request for a copy as instructed below or on or before April 19, 2009.

From:  The Alaska Air Group, Inc. 2009 CHALLENGERS (“CHALLENGERS”)

To:  The Restricted Number of Institutional shareholders of  Alaska Air Group, Inc. (“the company”) regarding the Annual meeting of shareholders on May 19, 2008, at 2:00 PM at the Museum of Flight in Seattle, Washington

In accordance with U.S. Securities and Exchange Commission Release No. 34-55146, you are hereby informed of the CHALLENGERS Notice of Internet Availability of its Proxy Materials. Coinciding with the filing of CHALLENGERS Definitive Proxy Filing on the SEC’s EDGAR, the CHALLENGERS Proxy Materials will be available on the Internet website at www.votepal.com/.  These materials are provided free of charge.

The CHALLENGERS Proxy Materials will include a means to execute a proxy as of the time that this notice is first sent.  CHALLENGERS Proxy Materials will include a Proxy Statement, voting instructions and a proxy card form which may be used in a similar manner as described in the company instructions for its proxy card.  It will be necessary for you to use your identification information as found on the company’s card; i.e. number of shares and voter control numbers.  Your signature will be required.

You may write whatever you wish on our proxy card.  The CHALLENGERS proxy card will appoint Mr. Richard Foley and/or Stephen Nieman as proxies to vote your shares on any other matter of business at the meeting.

The CHALLENGERS are running five candidates for election to the board of directors in opposition to the incumbent nominees of the company.  The CHALLENGERS will vote for its candidates, which are not included in the company’s proposal No. 1.

The CHALLENGERS Proxy Materials include two additional shareholder proposals not found in the company company’s Proxy Materials, No. 5 “Cumulative Voting” and No. 6 "Reforming Securities Class Actions." The CHALLENGERS consider a majority votes on No. 6 and No. 7 to be binding on the bylaws.  AAG management declined to include these proposals for a vote in the company’s proxy materials, per the U.S. SEC granting a "No-Action" letter earlier submitted by AAG management.

The CHALLENGERS will vote AGAINST proposals No. 2 and 3 (2009 Independent Auditor and Compensation of Named Executive Officers) and FOR proposals 4 through 6, respectively Special Shareowners Meeting, Cumulative Voting and Reforming Securities Class Actions

At this time, no other matter is known to be addressed at the shareholders meeting.

If you execute CHALLENGERS's proxy and it is your latest dated proxy, it invalidates any earlier-dated or prior-voted or executed proxy.

Unless you use the CHALLENGERS proxy card, you will not be able to vote for any of the CHALLENGERS candidates, unless you were to cross out the company’s nominees on its proxy card and write in the names of the CHALLENGERS.

You have a right to vote for any combination of candidates.  If you use the company’s proxy card, you may line through the names of the individuals who will serve as your designated proxy holders at the meeting and write in the names of whomever you choose. Depending on how you own your shares, other steps may be required.  Please read instructions which are included in our Proxy Statement.

Please contact Richard Foley at <rerailer@earthlink.net >or 520-742-5168 or 6040 N Camino Arturo, Tucson, AZ 85718 if you require a mailed printed copy of the CHALLENGERS Proxy Materials.

You may contact Steve Nieman at <stevenieman@mac.com> or 360-904-2926 or 15204 NE 181st Loop, Brush Prairie, WA 98606.  Or you can call toll free 1-886-286-8287.

Thank You.